Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

318687 10 0

(CUSIP Number)

Richard T. Gregg

2155 W. Koryton Drive

Nixa, Missouri

(417) 725-3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joseph T. Porter, Jr.

Polsinelli Shalton Flanigan Suelthaus PC

100 South Fourth Street, Suite 1100

St. Louis, MO 63102

(314) 552-6828

August 11, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons: Richard T. Gregg
(2)	Check the appropriate box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0
(8) Shared Voting Power 143,744
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 143,744

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 143,744 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 9.27%
(14)	Type of Reporting Person (See Instructions) IN

(1)	Names of Reporting Persons: Jenny D. Gregg
(2)	Check the appropriate box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0
(8) Shared Voting Power 143,744
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 143,744

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 143,744 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 9.27%
(14)	Type of Reporting Person (See Instructions) IN

Introduction

This constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Richard T. Gregg and Jenny D. Gregg, dated as of August 11, 2008 (the “Statement”), relating to the Common Stock $0.01 par value per share, of First Bancshares, Inc., a Missouri corporation (the “Company”), whose principal executive offices are located at 142 East First Street, P. O. Box 777, Mountain Grove, Missouri 65711. The purpose of Amendment No. 1is solely to correct a clerical error in the Statement related to the number of shares beneficially owned by the reporting persons. Specifically, the Statement inaccurately reported the aggregate number of shares beneficially owned by the reporting persons as 142,253; the correct number of shares beneficially owned by the reporting person is 143,744. The Statement is hereby amended to correct such inaccuracy.

Item 3.	Source and Amount of Funds or Other Consideration

To correct the clerical error discussed above, Item 3 is hereby amended and restated as follows:

“As of August 11, 2008, Richard T. Gregg, jointly with his spouse, Jenny D. Gregg, had purchased 80,000 shares in the aggregate to cause them to obtain beneficial ownership of approximately 5.16% of the issued and outstanding shares of the issuer. The purchase price for such shares ranged from $16.97 to $11.99 per share. As of the date hereof, Mr. And Mrs. Gregg jointly beneficially own 143,744 shares. All shares beneficially owned by Mr. and Mrs. Gregg were purchased with their personal funds in open market transactions.”

Item 5.	Interest in Securities of the Issuer

To correct the clerical error discussed above, Item 5(a) is hereby amended and restated as follows:

(a)	Aggregate number and percentage of class beneficially owned: 143,744 shares of Common Stock, representing approximately 9.27% of all of the outstanding shares in the class.

To correct the clerical error discussed above, Item 5(b) is hereby amended and restated as follows:

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 143,744

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 143,744

SIGNATURES

After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2008	/s/ Richard T. Gregg
Richard T. Gregg

Dated: October 22, 2008	/s/ Jenny D. Gregg
Jenny D. Gregg